Performance Fee Amendment

AMENDMENT effective as of October 1, 2001, to that certain Portfolio Management Agreement dated July 23, 1999, ("Agreement") between Artisan Partners Limited Partnership, a Delaware limited partnership ("Portfolio Manager" or "Artisan") and The Hirtle Callaghan Trust, a Delaware business trust ("Trust").

WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for a portion of the assets of The International Equity Portfolio of the Trust ("Account" or "Artisan Account") pursuant to the Agreement; the Trust desires to compensate the Portfolio Manager for its services based, in part, on the performance achieved by the Portfolio Manager for the Account;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, it is agreed between the parties to amend the Agreement by deleting Section 4in its entirety and replacing it with the following new Section 4:

4. Expenses and Compensation

Initial Period. Under the Performance Fee Amendment, Artisan's fee would be adjusted to reflect the performance of the Account only after the Performance Fee Amendment has been in effect for 12 months ("Initial Period") following the date ("Effective Date") on which the Performance Fee Amendment becomes effective.

For the first three quarters of the Initial Period, Artisan shall receive a Base Fee of .10% of the average net assets of the Artisan Account (or 10 basis points). For the fourth quarter of the Initial Period, Artisan shall receive a fee equal to .10% of the average net assets of the Artisan Account plus or minus a Performance Component multiplied by the average net assets of the Artisan Account for the Initial Period. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the Artisan Account without regard to expenses incurred in the operation of the Artisan Account ("Gross Total Return") during the Initial Period, and (ii) the return ("Index Return") of the Morgan Stanley Capital International Europe, Australasia, and Far East Index ("EAFE Index") during the Initial Period plus 40 basis points; and (b) multiplying the resulting factor by 25%.

Subsequent Quarterly Periods. For each quarter following the fourth quarter of the Initial Period, Artisan will receive a quarterly fee of 10 basis points plus or minus 25% of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period and set forth above) multiplied by the average net assets of the Artisan Account for the immediately preceding 12 month period, on a "rolling basis." This means that, at each quarterly fee calculation, the Gross Total Return of the Artisan Account, the Index Return and the average net assets of the Artisan Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation.

Maximum Performance Adjusted Fee. Notwithstanding the formula set forth above, the maximum fee to which Artisan shall be entitled with respect to any 12 month period shall be .80% of the average net assets of the Artisan Account (or 80 basis points). The maximum fee to which Artisan shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .20% of the average net assets of the Artisan Account (or 20 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Artisan Account outperforms the Index by a factor of at least 200 basis points.

Minimum Contractual Fee. There is no minimum fee payable to Artisan under the Performance Fee Amendment. Stated another way, Artisan could, under certain circumstances, receive no fee at all for a given period. This would occur, however, only in the event that the Artisan Account underperforms the EAFE Index by a factor of at least 120 basis points.

Recoupment Feature. The Performance Fee Amendment provides for a "recoupment feature" with respect to the Initial Period. If the aggregate of the payments to Artisan made with respect to the first four quarters following the Effective Date exceed the Performance Adjusted Fee to which Artisan would be entitled with respect to the Initial Period, advisory fees payable to Artisan with respect to each succeeding quarter will be reduced until the difference between the aggregate quarterly fees received by Artisan with respect to the Initial Period and such Performance Adjusted Fee is fully recouped by the Artisan Account. Artisan could, therefore, not be entitled to receive any advisory fee payment following the Initial Period, depending on the performance actually achieved by the Artisan Account during such period.

Expenses; Effectiveness. Portfolio Manager shall pay all expenses incurred by it in the performance of its duties under the Agreement and shall not be required to pay any other expenses of the Trust, including but not limited to brokerage and transactions costs incurred by the Trust. In the event of termination of this Agreement, all compensation due to the Portfolio Manager through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination. This Amendment shall become effective as of the first date written above.

Artisan Partners Limited Partnership
By: Artisan Investment Corporation, its General Partner

By: [signature]
Date: 11/6/01

The Hirtle Callaghan Trust
on behalf of The International Equity Portfolio

By: [signature]
Date: 11/9/01